NEWS RELEASE
TSX Venture Exchange Symbol SNV	May 6th, 2008

SONIC TO RETAIN SERVICES OF DR. DAVID KAHN
Heavy Oil Industry Specialist to Expand Relationship with the Company

Vancouver, CANADA - SONIC Technology Solutions Inc. (“SONIC” or “the Company”) today announced that it has agreed to terms to retain the services of Dr. David Kahn to assist SONIC in the development and commercialization of its heavy oil upgrading processes. Dr. Kahn will focus specifically on the operations of PetroSonic Energy Systems Inc. that he helped found with SONIC. Dr. Kahn will act as a special advisor to the Company leading the broad business strategy of SONIC for the oil sector.

Adam Sumel, CEO and President of SONIC, commented “We are extremely pleased to welcome David’s expanded role with SONIC. He brings to the Company the necessary insight and vision for us to make PetroSonic a success. We expect David to assume a significant role with the Company as we move forward in the broad development and expansion of SONIC within the oil and bio-oil sectors.”

Under the terms of our agreement Dr. Kahn will receive an option package commencing with the grant of 300,000 options at an exercise price of $0.30. Dr. Kahn will also receive common shares of the Company based on the achievement of milestones related to the installation of heavy oil upgrading plants, and equal to a value of $150 per barrel/day of installed upgrading plant processing capacity for the first four plants.

Dr. Kahn has 15 years of diverse experience in the petroleum industry. For the past seven years he has been a principal of companies focused on developing strategies for exploiting unconventional oil and gas assets, including: United Heritage Petroleum; Pearl Exploration; Rolland Energy; Megawest Energy; and Gastem Energy. Dr. Kahn received his Ph.D. from Ecole Nationale Superieure du Petrole et des Moteurs in petroleum reservoir engineering.

The transaction is subject to certain conditions, including completion of definitive agreements and approval of the TSX Venture Exchange.

About SONIC
SONIC develops and markets Sonoprocess™ technologies utilizing sonic energy to create more sustainable processes. Sonic Environmental Solutions markets the Sonic Treatment System via licenced soil remediation partners, PetroSonic Energy Systems is developing heavy oil processes and SonoOil is developing improved oil sands processes. SONIC has also developed opportunities in BioSonic processing and materials processing.

Sonoprocess™ Technologies
• Sustainable • Efficient • Economic •

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For further information, please contact:
Adam Sumel, President and CEO	Tel: (604) 736-2552
SONIC Technology Solutions Inc.	Or Email: info@SONICTSI.com

www.SONICTSI.com